AVANIR Pharmaceuticals, Inc.
September 29, 2010
VIA EDGAR AND FEDEX
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4720
Attn: Laura Crotty
Re:	Avanir Pharmaceuticals, Inc. Registration Statement on Form S-3 filed September 2, 2010 File No. 333-169175
Ladies and Gentlemen
     On behalf of Avanir Pharmaceuticals, Inc. (the “Company,” “we” or “our”), we have filed Amendment No. 1 (“Amendment No. 1”) to the Company’s above-referenced Registration Statement on Form S-3 (the “Form S-3”), which was originally filed with the Securities and Exchange Commission (the “Commission”) on September 2, 2010. For your convenience, we have enclosed a courtesy copy of Amendment No. 1 (marked to show changes from the Form S-3 filed with the Commission on September 2, 2010).
     This letter responds to the comment of the Staff (the “Staff”) of the Division of Corporation Finance of the Commission set forth in the letter dated September 22, 2010 (the “Comment Letter”) relating to the Form S-3, and Amendment No. 1 has been revised to reflect the Company’s response to the Comment Letter. For reference purposes, the text of the Staff’s comment, as set forth in the Comment Letter, has been reproduced herein in italicized text, followed by the Company’s response.
Description of Subordinated and Senior Debt Securities
1.	We note your response to our prior comment 2; however, we continue to believe that a description of the material terms of the currently filed indenture should be described in the Form S-3. Please revise your disclosure to include a description of the known material terms of the subordinated and senior debt securities being offered pursuant to the registration statement. You may note in your disclosure that the terms are subject to change based on your negotiation with potential trustees.
     Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 4-18 to provide a description of the known terms of the subordinated and senior debt securities.
     In responding to the Staff’s comments, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

Laura Crotty
September 29, 2010

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to filings; and
•	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
     If you should have any questions concerning the foregoing, please contact the undersigned at (949) 389-6707. Thank you very much for your assistance with this matter.
Sincerely,

/s/ Christine G. Ocampo

Christine G. Ocampo
Vice President, Finance
Enclosure: Amendment No. 1 to Registration Statement on Form S-3 (marked only)
cc: Ryan A. Murr, Goodwin Procter LLP